SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Publicly-Held Company with Authorized Capital – CVM No 016390

CNPJ nº 01.832.635/0001-18 – NIRE nº 35.300.150.007

Av. Jurandir, 856, Lote 4, 1o andar

CEP 04072-000, São Paulo/SP

MATERIAL FACT

TAM S.A. (“Company”), in compliance with Law No. 6.404/76 and the CVM Instruction No. 358/02 as amended, hereby informs to its shareholders and to the market in general that yesterday (March, 1st) was held a Public Meeting in the Deliberative Board of the National Civil Aviation Agency - ANAC, which was discussed the Case No. 60800.026563/2010-14 concerning the prior written consent stocks transferring of the companies TAM Linhas Aereas S/A, Pantanal Linhas Aereas S/A and TAM Milor – Taxi Aéreo, Representations, Marcas e patentes S/A, in connection with the combination process with LAN Airlines. We received the information that the outcome of such hearing was positive, however, until this moment, the Company has not been formally notified and, as such, the Company does not have details regarding such decision.

São Paulo, March 2 2011.

TAM S.A.

Libano Miranda Barroso

Investor Relation Director

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 02, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.